UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION
OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	1-1228

STONE & WEBSTER, INCORPORATED

(Exact name of registrant as specified in its charter)

45 Milk Street Boston, Massachusetts 02109 (617) 7369

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $1.00 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ x ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: one (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 15, 2004	By:	/s/ James P. Carroll

			Name:	James P. Carroll
			Title:	President and Chief Restructuring Officer